Boston Properties, Inc.

800 Boylston Street, Suite 1900

Boston, MA 02199

May 14, 2009

VIA EDGAR

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-0306

Re:	Boston Properties Limited Partnership

Form 10-K for the year ended December 31, 2008

Filed on March 2, 2009

File No. 000-50209

Dear Ms. LaMothe:

This letter is submitted in response to the additional comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2008 of Boston Properties Limited Partnership (the “Company”), as set forth in your letter (the “Comment Letter”) dated May 11, 2009 to Michael E. LaBelle, Chief Financial Officer of Boston Properties, Inc., the sole general partner of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Comment 1 – Note 8 – Unsecured Exchangeable Senior Notes, pages 126 – 129

We read your response to comment four. Please confirm that you will disclose in future filings your consideration of SFAS 133 and EITF 00-19 with respect to the accounting for your capped call transaction.

Response to Comment No. 1

We will disclose in future filings our consideration of SFAS 133 and EITF 00-19 with respect to the accounting for our capped call transactions.

Ms. Cicely LeMothe

Accounting Branch Chief

Securities and Exchange Commission

May 14, 2009

* * *

If you should have any questions concerning these responses, please contact the undersigned at (617) 236-3352, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Senior Vice President, Senior Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Michael E. LaBelle

Michael E. LaBelle

Senior Vice President, Chief Financial Officer

of Boston Properties, Inc., the general partner

of Boston Properties Limited Partnership

cc:	Jaime G. John

Securities and Exchange Commission

Arthur S. Flashman

Vice President, Controller

Eric G. Kevorkian

Senior Vice President, Senior Corporate Counsel

Ettore Santucci, Esq.

Goodwin Procter LLP